SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., 2-4-1 Hamamatsu-cho, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page
1. English press release entitled, “ORIX Corporation to acquire 30% shareholding of Avolon Holdings Limited, a leading global aircraft leasing company located in Ireland. “

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: August 8, 2018	By	/s/ HITOMARO YANO
Hitomaro Yano
Director,
Executive Officer
ORIX Corporation

ORIX Corporation to acquire 30% shareholding of Avolon Holdings Limited,

a leading global aircraft leasing company located in Ireland

TOKYO, Japan – August 8, 2018 - ORIX Corporation (“ORIX”) announced today that, via its group company in Ireland, ORIX Aviation Systems Limited (“ORIX Aviation”), which is not only an established aircraft leasing and trading company but also a leading S&P ranked aircraft asset manager, has signed an agreement to acquire 30% of the outstanding shares of Ireland-based Avolon Holdings Limited (“Avolon”), which is a leading global aircraft leasing company. The acquisition is expected to be completed after the necessary approvals and/or licenses are obtained.

1.	Reason for the acquisition of the shares

ORIX entered into the aircraft finance lease business in 1978 and has accumulated aviation experience and knowledge over the past 40 years. In 1991, it established ORIX Aviation in Ireland to get a foothold in the aircraft operating lease business. Since formation ORIX Aviation has grown to be a major aircraft lessor, asset manager and trading company. In addition to the leasing of its own portfolio aircraft, it has developed a unique asset management platform that attracts both domestic Japanese and international investors, and is the only S&P ranked aircraft lease servicer worldwide with USD10 billion of aircraft assets under management. At present, ORIX Aviation owns and manages over 200 aircraft and leases them to more than 70 airlines located in over 30 countries. ORIX Aviation is headquartered in Dublin with an office in Hong Kong.

Avolon is a leading global aircraft leasing company focused on acquiring, managing, leasing and selling commercial aircraft. Avolon is headquartered in Ireland, with offices in the United States, the UAE, Singapore, Hong Kong and China. In May 2010, Avolon was launched by an experienced team of aircraft leasing and financing professionals, and operated as a private company until the initial public offering of the business in December 2014. Avolon operated as a public company listed on the New York Stock Exchange under the symbol “AVOL” before being acquired by Bohai in January 2016. Subsequently, Avolon became the core aircraft leasing brand for Bohai and its parent, HNA Group. In April 2017, Avolon acquired all of the issued and outstanding equity interest of C2, the commercial aircraft leasing business of CIT Group.

Avolon focuses on acquiring and maintaining a portfolio of young, modern, fuel efficient commercial aircraft while seeking to maximize long-term earnings growth and cash flow generation and drive attractive risk-adjusted returns through the aviation industry cycle. The business is operated on a global basis, maintaining a diverse fleet of aircraft provided to airlines across different geographic regions. As of June 30, 2018, Avolon’s owned managed and committed portfolio consisted of 890 aircraft, including 532 owned aircraft, 30 managed aircraft and 328 committed aircraft.

The worldwide demand for aircraft is projected to increase due to the rise in LCCs and the increase in global passenger traffic also in line with the rapid economic growth of markets, in particular emerging markets. The number of the worldwide commercial aircraft fleet is expected to rise from 24,400 in 2017 to 48,540 in 2037, and passenger traffic is expected to grow by an average of 4.7% per year*.

Airline demand for aircraft leasing by airlines is projected to increase with the objective of achieving flexible fleet planning and financing. Currently, approximately 40% of the commercial aircraft in operation worldwide are financed by operating leases. More growth is expected, and many forecasts expect this ratio to reach almost 50% in the future.

By virtue of the acquisition of the shares of Avolon, ORIX aims to achieve sustainable long term growth of its business by way of strengthening its access to the manufacturer order positions that Avolon holds and also further expanding its aircraft leasing business investment universe. ORIX strives to further increase its presence in the global aircraft leasing market via its collaboration with Avolon and by utilizing of the considerable experience and knowledge that ORIX has gained through its long involvement in both aircraft leasing and financing.

*	Source : Boeing Commercial Market Outlook 2018-2037

2.	Overview of the entity acquiring shares

(1)	Name	ORIX Aviation Systems Limited

(2)	Address	Booterstown Hall, Booterstown Avenue, Booterstown, Co. Dublin, Ireland

(3)	Name and title of representative	David Power Chief Executive Officer James Meyler Deputy Chief Executive Officer & Chief Commercial Officer

(4)	Description of business	Aircraft leasing

(5)	Stated capital	USD 300,000

(6)	Date of establishment	March 6, 1991

(7)	Major shareholder and its shareholding percentage	ORIX Corporation	100%

3.	Overview of the company whose shares are to be acquired

(1)	Name	Avolon Holdings Limited

(2)	Address	PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands

(3)	Name and title of representative	Dómhnal Slattery Director and Chief Executive Officer John Higgins President and Chief Commercial Officer

(4)	Description of business	Aircraft leasing

(5)	Stated capital	USD 0.00001

(6)	Date of establishment	June 5, 2014 (started the business in May 2010)

(7)	Major shareholder and its shareholding percentage	Global Aviation Leasing Co., Ltd.	62.95%
		Hong Kong Bohai Leasing Asset Management Corp., Limited	37.05%

(8)	Relationship between ORIX and the company	Capital relationship	There is no capital relationship between ORIX and Avolon.
		Personal relationship	There is no personal relationship between ORIX and Avolon.
		Business relationship	ORIX Aviation has undertaken aircraft sales and purchase transactions with Avolon.

(9)	Consolidated operating results and consolidated financial position of Avolon for the most recent financial year

(USD million) Fiscal year ended	December 31, 2017
Consolidated net assets	7,332
Consolidated total assets	27,109
Consolidated net sales	2,368
Consolidated operating income	1,240
Consolidated ordinary income	625
Net income attributable to shareholders of parent company	534

4.	Overview of the counterparties to the share acquisition

(1)	Name	Bohai Capital Holding Co., Ltd.

(2)	Address	No. 93, Huanghe Road, Urumchi, Xinjiang Uygur Autonomous Region

(3)	Name and title of representative	Yiqun Zhuo Chairman and Chief Executive Officer

(4)	Description of business	General Leasing, Leasing Consulting, Equity Investment, Investment Consulting and Services

(5)	Stated capital	RMB 6,185 million

(6)	Date of establishment	August 30, 1993

(7)	Net assets	RMB 31,637 million (as of December 31, 2017)

(8)	Total assets	RMB 300,394 million (as of December 31, 2017)

(9)	Major shareholder and its shareholding percentage	HNA Capital Holding Co., Ltd.	34.91%

(1)	Name	Global Aviation Leasing Co., Ltd.

(2)	Address	PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands

(3)	Name and title of representative	Chuan Jin Director Hao Wang Director

(4)	Description of business	Share-holding

(5)	Stated capital	USD 4

(6)	Date of establishment	July 9, 2015

(7)	Net assets	USD 5,527 million (as of December 31, 2017)

(8)	Total assets	USD 27,109 million (as of December 31, 2017)

(9)	Major shareholder and its shareholding percentage	Hong Kong Bohai Leasing Asset Management Corp., Ltd.	100%

(10)	Relationship between ORIX and Global Aviation	Capital relationship	There is no capital relationship between ORIX and Global Aviation.
		Personal relationship	There is no personal relationship between ORIX and Global Aviation.
		Business relationship	There is no business relationship between ORIX and Global Aviation.
		Status of the related parties	ORIX is not a related party to Global Aviation.

Bohai Capital Holding Co., Ltd. holds 100% of the outstanding shares of Hong Kong Bohai Leasing Asset Management Corp., Ltd. through its wholly owned subsidiary named Tianjin Bohai Leasing Co., Ltd.

5.	Number of the shares to be acquired, acquisition price and shareholding before and after acquisition

(1)	Number of shares held before change	0 shares (Number of voting rights: 0) (Percentage of voting rights held: 0%)

(2)	Number of shares to be acquired	728,288 shares (Number of voting rights: 728,288) (Percentage of voting rights held: 30.0%)

(3)	Acquisition price	Ordinary shares of Avolon Advisor fees, etc. (approximate amount) Total (approximate amount)	: USD 2,212 million : USD 5 million : USD 2,217 million

(4)	Number of shares to be held after change	728,288 shares (Number of voting rights: 728,288) (Percentage of voting rights held: 30.0%)

6.	Schedule

(1)	Date of execution of the share purchase agreement	August 8, 2018

(2)	Date of transfer of shares	November 2018 (Scheduled)

7.	Outlook going forward

ORIX has disclosed a management target of annual net income growth at between 4%-8% in its “Mid-Term Strategic Directions (from FY 3/2019 to FY 3/2021)” released on October 31, 2017. There is no change to the management target as a result of the planned share acquisition.

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is an opportunistic, diversified, innovation-driven global powerhouse with a proven track record of profitability. Established in 1964, ORIX at present operates a diverse portfolio of businesses in the operations, financial services, and investment spaces. ORIX’s highly complementary business activities span industries including: energy, private equity, infrastructure, automotive, ship and aircraft, real estate and retail financial services. ORIX has also spread its business globally by establishing locations in a total of 38 countries and regions across the world. Through its business activities, ORIX has long been committed to corporate citizenship and environmental sustainability. For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of March 31, 2018)

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2017 – March 31, 2018.”